UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 9, 2026

ALCOA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-37816	81-1789115
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Isabella Street, Suite 500 Pittsburgh, Pennsylvania (Address of principal executive offices)	15212-5858 (Zip Code)

Registrant’s telephone number, including area code: 412-315-2900

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

In connection with the proposed offering of Notes (as defined and described below), Alcoa Corporation (the “Company”) disclosed certain information to investors in a preliminary offering memorandum dated September 9, 2026 (the “Preliminary Offering Memorandum”). Certain information excerpted from the Preliminary Offering Memorandum is attached hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01. The information contained and incorporated by reference in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section. The information in this Item 7.01, including Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing.

Item 8.01 Other Events.

On September 9, 2026, the Company issued a press release announcing a proposed offering of $2,600,000,000 aggregate principal amount of senior notes (the “Notes”), consisting of (i) senior notes due 2034 (the “2034 Notes”) to be issued by Alumina Pty Ltd (ABN 85 004 820 419) (“Alumina”) and (ii) senior notes due 2036 (the “2036 Notes”) to be issued by Alcoa Nederland Holding B.V. (together with Alumina, the “Issuers”), each a wholly-owned subsidiary of the Company. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference into this Item 8.01.

The Issuers intend to use the net proceeds of the proposed issuance of the Notes, together with cash on hand, to fund the approximately $3.1 billion cash portion of the consideration for the previously announced proposed acquisition by the Company (the “Acquisition”) of South32 Limited’s (“South32”) interests in certain bauxite, alumina and aluminum smelter operations (“AliGroup”) pursuant to the Umbrella Implementation Deed, dated as of June 30, 2026, and to pay related fees and expenses.

Together with cash on hand, the proceeds of the issuance of the Notes are intended to provide permanent financing for the Acquisition. Assuming the completion of the offering of the Notes, Alcoa expects to terminate any remaining outstanding commitments in respect of the senior unsecured 364-day bridge term loan credit facility entered into in connection with the Acquisition upon the completion of the offering. Completion of the Acquisition is subject to the satisfaction or waiver (if applicable) of certain conditions, including approval of South32’s shareholders, receipt of required regulatory approvals and other customary closing conditions.

The Company has filed a Registration Statement on Form S-4 on September 1, 2026, with the Securities and Exchange Commission (the “SEC”) with respect to the Acquisition (the “Registration Statement”). The Registration Statement was declared effective and the related final prospectus was filed on September 8, 2026. The Registration Statement included unaudited pro forma condensed combined financial information that presents the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and the six months ended June 30, 2026, and the unaudited pro forma condensed combined balance sheet as of June 30, 2026. The unaudited pro forma condensed combined financial information includes the historical results of the Company and AliGroup and reflects (i) acquisition accounting adjustments, including adjustments to align AliGroup’s historical significant accounting policies prepared under

International Financial Reporting Standards with the Company’s significant accounting policies under U.S. Generally Accepted Accounting Principles, and (ii) financing adjustments related to the Acquisition. Such unaudited pro forma condensed combined financial information assumed an issuance of $3.1 billion aggregate principal amount of senior notes in connection with the Acquisition. In connection with the proposed offering of Notes, the Company updated the unaudited pro forma condensed combined financial information to reflect a proposed $2.6 billion aggregate principal amount of senior notes to be issued, and the use of cash on hand, to fund the cash portion of the consideration for the Acquisition. The unaudited pro forma condensed combined financial information has also been updated to reflect the closing price of the Company’s common stock as of September 2, 2026. Such updated unaudited pro forma condensed combined financial information and certain related information also excerpted from the Preliminary Offering Memorandum is attached hereto as Exhibit 99.3 and incorporated by reference into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

Exhibit number	Description
99.1	Certain excerpts from the Preliminary Offering Memorandum, dated September 9, 2026
99.2	Press Release of Alcoa Corporation, dated September 9, 2026
99.3

Unaudited pro forma condensed combined financial information of the Company and AliGroup and certain related information also excerpted from the Preliminary Offering Memorandum, dated September 9, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

No Offer or Solicitation

The Notes and related guarantees will be sold in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-United States persons in offshore transactions in accordance with Regulation S under the Securities Act. The Notes and related guarantees have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.

This Current Report on Form 8-K is for informational purposes and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offers of the Notes and related guarantees will be made only by means of a private offering memorandum.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the proposed Acquisition. In connection with the proposed Acquisition, Alcoa filed the Registration Statement. This Current Report on Form 8-K is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed Acquisition. Before making any investment decision, investors are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed Acquisition.

Investors are able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa.

The internet address in this Current Report on Form 8-K and in the press release of the Company attached as Exhibit 99.2 hereto are included only as inactive textual references and are not intended to be active links to the information therein. Information contained on such websites or platforms, or that can be accessed therein, do not constitute a part of this Current Report on Form 8-K or such press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA CORPORATION

By:	/s/ Marissa P. Earnest
Marissa P. Earnest

Senior Vice President, General Counsel – North America Operations, and Secretary

Date: September 9, 2026

Exhibit 99.1

The following information has been excerpted from the preliminary offering memorandum, dated September 9, 2026, prepared by Alcoa Corporation and the issuers named therein (the “offering memorandum”). Certain of the information set forth below has not previously been publicly disclosed and is being provided to prospective investors in connection with the offering of the notes pursuant to the offering memorandum. For purposes of this Exhibit 99.1, references to the “Unaudited Pro Forma Condensed Combined Financial Information” refer to the Unaudited Pro Forma Condensed Combined Financial Information filed as Exhibit 99.3 to this Current Report on Form 8-K.

Certain Additional Definitions

•
References herein to “Alcoa,” “we,” “us,” “our,” “our company” and “the Company” refer to Alcoa Corporation, a Delaware corporation, and its subsidiaries.
•
References herein to the “Issuers” refer collectively to Alumina Pty Ltd (ABN 85 004 820 419) and Alcoa Nederland Holding B.V.
•
References herein to the “Deed” refer to the Umbrella Implementation Deed, dated as of June 30, 2026, as it may be amended or modified from time to time. Pursuant to the Deed, and subject to the terms and conditions set forth therein, certain subsidiaries of Alcoa will purchase from South32 all of South32’s interests in South32 Aluminium (RAA) Pty Ltd, South32 Aluminium (Worsley) Pty Ltd, South32 Minerals SA, South32 Aluminium SA (Pty) Ltd and Hillside Aluminium (Pty) Limited and each of their respective subsidiaries (collectively, the “AliGroup” or the “Acquired Businesses”), through which South32 holds the bauxite mine, alumina refinery and certain aluminium smelter operations to be acquired by Alcoa (such purchase, the “Acquisition”).
•
References herein to the “Alcoa S-4” refer to the Registration Statement on Form S-4 filed by Alcoa under the Securities Act, as amended from time to time.
•
References herein to the “Cash Consideration” refer to the $3.1 billion in cash consideration payable in connection with the Acquisition (subject to certain adjustments), together with the ticking fee and certain seller expenses.
•
References herein to the “Transactions” refer collectively to (i) the issuance of the notes and the related note guarantees, (ii) the termination of all commitments under the Bridge Facility and (iii) completion of the Acquisition.
•
References herein to the “SEC” refer to the Securities and Exchange Commission, and references to the “Securities Act” refer to the Securities Act of 1933, as amended.
•
References herein to our “Form 10-K” refer to Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and references to our “2Q26 10-Q” refer to Alcoa's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

Non-GAAP Financial Measures and Pro Forma Information

In addition to reporting financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”), this offering memorandum and the documents incorporated by reference herein contain certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as certain other pro forma non-GAAP financial information. Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA excluding special items, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA excluding special items are non-GAAP financial measures. Our definition of Adjusted EBITDA is net margin plus an add-back for Provision for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general, administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Pro Forma Adjusted EBITDA represents net margin plus an add-back for Provision for depreciation, depletion, and amortization, in each case on a pro forma basis. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general, administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization, in each case on a pro forma basis. Special items are described in “Summary Historical Consolidated Financial Data of Alcoa” and “Summary Unaudited Pro Forma Condensed Combined Financial Information.”

The Issuers and Alcoa believe that the presentation of Adjusted EBITDA, Adjusted EBITDA excluding special items, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA excluding special items helps investors by providing additional information with respect to the operating performance of Alcoa and the ability of Alcoa to meet its financial obligations by adjusting the most directly comparable GAAP financial measure or pro forma financial measure for the impact of, among others, non-cash items in nature, and/or nonoperating expense or income items. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP. See “Summary Historical Consolidated Financial Data of Alcoa” and “Summary Unaudited Pro Forma Condensed Combined Financial Information” for a reconciliation of Adjusted EBITDA, Adjusted EBITDA excluding special items, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA excluding special items to their comparable GAAP financial measures or pro forma financial measures. You should consider the non-GAAP financial measures together with the other information included and incorporated by reference into this offering memorandum, including “Summary Historical Consolidated Financial Data Of Alcoa,” “Summary Historical Combined Financial Data Of The AliGroup,” “Summary Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Capitalization” in this offering memorandum and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes of Alcoa in our Form 10-K and 2Q26 10-Q and the combined financial statements of the AliGroup and accompanying notes incorporated by reference in this offering memorandum.

In addition, this offering memorandum includes certain selected unaudited “pro forma” financial information for the last twelve months (“LTM”) ended June 30, 2026. Unlike the unaudited pro forma condensed combined financial information for the year ended December 31, 2025 and the six months ended June 30, 2026, the pro forma information for the LTM ended June 30, 2026 has not been prepared in compliance with the requirements set forth in Article 11 of Regulation S-X and may not be directly comparable with the condensed combined pro forma information of Alcoa presented herein. The summary unaudited pro forma condensed combined financial data does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Acquisition and, accordingly, does not attempt to predict or suggest future results.

Financial Information of the AliGroup

Alcoa prepares its consolidated financial statements in accordance with U.S. GAAP, while the audited historical combined financial statements of the AliGroup included in this offering memorandum or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), rather than U.S. GAAP. Financial statements prepared in accordance with IFRS are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP. There are differences between IFRS and U.S. GAAP that may be material, including with respect to leases and asset retirement obligations. Except as reflected in the unaudited pro forma condensed combined financial information included elsewhere in this offering memorandum, no quantitative reconciliation or narrative discussion of the differences between IFRS and U.S. GAAP is included or incorporated by reference in this offering memorandum.

Alcoa prepares its consolidated financial statements on the basis of a fiscal year ending December 31, while the AliGroup have historically prepared their combined financial statements on the basis of a fiscal year ending June 30. Accordingly, certain financial information of the AliGroup presented or incorporated by reference herein has been derived from financial information for different periods in order to conform to Alcoa’s fiscal periods. See “Unaudited Pro Forma Condensed Combined Financial Information.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALCOA

The following summary historical financial data reflects the consolidated operations of Alcoa. We derived the summary consolidated income statement data for the years ended December 31, 2025, 2024 and 2023, and summary consolidated balance sheet data as of December 31, 2025 and 2024, as set forth below, from our audited consolidated financial statements, which are incorporated by reference into this offering memorandum. We derived the summary consolidated income statement data for the six months ended June 30, 2026 and 2025, and summary consolidated balance sheet data as of June 30, 2026, as set forth below, from our unaudited consolidated financial statements, which are incorporated by reference into this offering memorandum. We derived the summary consolidated balance sheet data as of June 30, 2025 from our unaudited consolidated financial statements for the period then ended which are not incorporated by reference into this offering memorandum. The summary consolidated income statement data for the LTM ended June 30, 2026 is derived by adding the consolidated income statement data for the six months ended June 30, 2026 and the consolidated income statement data for the year ended December 31, 2025, and subtracting the consolidated income statement data for the six months ended June 30, 2025. The historical results do not necessarily indicate the results expected for any future period.

You should read this summary historical financial data together with the other information included or incorporated by reference in this offering memorandum, including “Summary—Recent Developments—South32 Asset Acquisition,” “Capitalization,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information” in this offering memorandum, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K and 2Q26 10-Q, the respective consolidated financial statements and accompanying notes of Alcoa incorporated by reference into this offering memorandum, “Risk Factors” in this offering memorandum and “Risk Factors” in our Form 10-K and 2Q26 10-Q.

(dollars in millions, except realized prices;	As of and for the year ended December 31,			As of and for the six months ended, June 30		As of and for the LTM period ended June 30,
metric tons in thousands (kmt))	2023	2024	2025	2025	2026	2026
Sales	$10,551	$11,895	$12,831	$6,387	$7,159	$13,603
Amounts attributable to Alcoa:
Net (loss) income	$(651)	$60	$1,157	$712	$832	$1,277
Third-party shipments of alumina (kmt)	8,698	9,005	8,829	4,300	3,229	7,758
Third-party shipments of aluminum (kmt)	2,491	2,590	2,522	1,243	1,339	2,618
Average realized price per metric ton of alumina	$358	$472	$415	$475	$329	$346
Average realized price per metric ton of aluminum	$2,828	$2,841	$3,376	$3,177	$4,504	$4,047
Total assets		$14,064	$16,129	$14,990	$16,853	$16,853
Total debt		$2,595	$2,448	$2,657	$2,225	$2,225
Adjusted EBITDA	$473	$1,519	$1,850	$1,120	$1,475	$2,205
Adjusted EBITDA excluding special items	$536	$1,589	$1,965	$1,168	$1,496	$2,293

Adjusted EBITDA and Adjusted EBITDA excluding special items are non-GAAP financial measures. See “Non-GAAP Financial Measures.” Our definition of Adjusted EBITDA is net margin plus an add-back for Provision for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general, administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Issuers and Alcoa believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding special items help investors by providing additional information with respect to the operating performance of Alcoa and the ability of Alcoa to meet its financial obligations by adjusting the most directly comparable GAAP financial measure for the impact of, among others, “special items” as defined by the company, non-cash items in nature, and/or nonoperating expense or income items. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP. You should consider the non-GAAP financial measures together with the other information included and incorporated by reference in this offering memorandum, including “Capitalization” in this offering memorandum and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K and 2Q26 10-Q, and the respective consolidated financial statements and accompanying notes of Alcoa, incorporated by reference into this offering memorandum.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding special items, to Net (loss) income attributable to Alcoa:

	Year Ended December 31,			Six Months Ended, June 30		LTM ended
(in millions)	2023	2024	2025	2025	2026	June 30, 2026
Net (loss) income attributable to Alcoa	$(651)	$60	$1,157	$712	$832	$1,277
Add:
Net (loss) income attributable to noncontrolling interest	$(122)	(36)	(38)	(13)	(6)	(31)
Provision for (benefit from) income taxes	189	265	(55)	130	155	(30)
Other expenses (income), net	134	91	(1,057)	(138)	74	(845)
Interest expense	107	156	158	109	71	120
Restructuring and other charges, net	184	341	918	19	14	913
Impairment of goodwill	—	—	144	—	—	144
Provision for depreciation, depletion, and amortization	632	642	623	301	335	657
Adjusted EBITDA	$473	$1,519	$1,850	$1,120	$1,475	$2,205
Special items(1)	63	70	115	48	21	88
Adjusted EBITDA excluding special items(1)	$536	$1,589	$1,965	$1,168	$1,496	$2,293

(1)
Alcoa’s special items impacting Adjusted EBITDA are defined as non-cash items in nature, and/or nonoperating expense or income items (as determined by management). There can be no assurances that additional special items will not occur in future periods. Special items include the following:
•
for the six months ended June 30, 2026, the mark-to-market contracts associated with the Portland, Australia smelter generated losses ($13) in Other expenses (income), net which economically increase the cost of power recorded in Cost of goods sold and the mark-to-market contracts associated with the San Ciprián, Spain refinery and smelter generated gains ($11) in Other expenses (income), net which economically offset a portion of foreign currency impacts recorded in Cost of goods sold. These non-GAAP reclasses present the total cost of power and net foreign currency impacts within Cost of goods sold, respectively, and were offset by external costs related to portfolio actions ($15), primarily related to the announced agreement with South32, costs related to the restart process at the San Ciprián smelter ($4), and charges for other special items ($4);
•
for the six months ended June 30, 2025, net cost of power associated with the Portland smelter ($32), external costs related to portfolio actions ($9), costs related to the restart process at the San Ciprián smelter ($5), and charges for other special items ($2);
•
for the year ended December 31, 2025, costs related to the closure of the Kwinana, Australia refinery ($39), net cost of power and foreign currency impacts associated with the Portland smelter ($30) and San Ciprián refinery and smelter ($13), respectively, costs related to the restart process at the San Ciprián smelter ($15), external costs related to portfolio actions ($14), and charges for other special items ($4);
•
for the year ended December 31, 2024, net cost of power associated with the Portland smelter ($45), external costs related to portfolio actions ($14), costs related to the restart process at the San Ciprián smelter ($4), costs related to the restart process at the Warrick Operations site in Indiana ($3), and charges for other special items ($4);
•
for the year ended December 31, 2023, costs related to the restart process at the Alumar, Brazil smelter ($33), costs related to the closure of the Intalco, Washington aluminum smelter ($16), net cost of power associated with the Portland smelter ($7), and net charges for other special items ($7); and
•
for the twelve months ended June 30, 2026, costs related to the closure of the Kwinana, Australia refinery ($39), net cost of foreign currency impacts associated with the San Ciprián refinery and smelter ($24), external costs related to portfolio actions ($20), costs related to the restart process at the San Ciprián smelter ($14), and charges for other special items ($6), partially offset by net benefit of power impacts associated with the Portland smelter ($15).

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data presents summary unaudited pro forma condensed combined financial information for the year ended December 31, 2025 and as of and for the six months and LTM ended June 30, 2026. The unaudited pro forma condensed combined financial information from which the following summary is derived includes the historical results of Alcoa and the AliGroup and reflects (i) acquisition accounting adjustments, including adjustments to align the AliGroup’s historical significant accounting policies prepared under IFRS with Alcoa’s significant accounting policies under U.S. GAAP, adjustments to reflect pre-combination settlements between AliGroup and South 32 and adjustments to reflect the preliminary application of acquisition accounting under ASC 805, Business Combinations, and (ii) financing adjustments related to the Acquisition. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and the six months ended June 30, 2026 combine the historical consolidated statement of operations of Alcoa for the corresponding periods with the respective historical unaudited combined income statements of the AliGroup as derived from the audited and unaudited combined financial statements of the AliGroup, as if the Acquisition had occurred on January 1, 2025. See “Unaudited Pro Forma Condensed Combined Financial Information.” The summary unaudited pro forma condensed combined statement of operations for the LTM ended June 30, 2026 is derived by adding Alcoa’s historical results of operations for the six months ended June 30, 2026 to its historical results of operations for the year ended December 31, 2025 and subtracting its historical results of operations for the six months ended June 30, 2025, resulting in Alcoa’s LTM results of operations for the period ended June 30, 2026. Those results are then combined with the AliGroup’s results of operations for the twelve months ended June 30, 2026 and adjusted to give effect to the Acquisition and related financing transactions, as if the Acquisition had occurred on January 1, 2025. As a result, the summary unaudited pro forma condensed combined statement of operations for the LTM ended June 30, 2026 may not reflect closing costs of the Acquisition or costs related to the fair value adjustment to acquired inventory associated with the Acquisition. The unaudited pro forma condensed combined balance sheet as of June 30, 2026 combines the historical unaudited consolidated balance sheet of Alcoa and the historical audited combined balance sheet of the AliGroup as of June 30, 2026, as if the Acquisition had occurred on June 30, 2026. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined financial information included in the Alcoa S-4 assumed an issuance of $3.1 billion aggregate principal amount of senior notes in connection with the Acquisition. In connection with the offering of the notes hereby, the Company updated the unaudited pro forma condensed combined financial information from which this summary is derived to reflect a proposed $2.6 billion aggregate principal amount of senior notes to be issued, and the use of cash on hand, to fund the Cash Consideration. The unaudited pro forma condensed combined financial information from which this summary is derived has also been updated to reflect the closing price of the Company’s common stock as of September 2, 2026.

The unaudited pro forma adjustments are based upon available information at the time they were prepared and certain assumptions that Alcoa’s management believes are reasonable. Assumptions underlying the unaudited pro forma adjustments for the year ended December 31, 2025 and for the six months ended June 30, 2026 are described in the notes to the Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this offering memorandum, which should be read in conjunction with the summary unaudited pro forma condensed combined financial data presented below. The actual results of the combined company following the Acquisition will depend upon a number of factors and additional information that will be available on or after the completion of the Acquisition. Accordingly, the actual results may differ materially from those reflected in the Unaudited Pro Forma Condensed Combined Financial Information. Additionally, Alcoa conducted an initial review of the accounting policies of the AliGroup, which comply with IFRS, to determine material differences in accounting policies or presentation between Alcoa and the AliGroup that may require recasting or reclassification to conform to Alcoa’s accounting policies and presentation. The assessment of differences between IFRS and U.S. GAAP is based on Alcoa management’s best estimates, which remain subject to change as additional information becomes available.

The summary unaudited pro forma condensed combined financial data presented below is presented for informational purposes only and is not intended to present or be indicative of what the results of operations or financial position of the combined company would have been had the Transactions actually occurred on the dates indicated, nor is it meant to be indicative of the results of operations or financial position of the combined company for any future period or as of any future date. The summary unaudited pro forma condensed combined financial data for the LTM ended June 30, 2026 has been prepared for purposes of this offering memorandum and has not been prepared in accordance with Article 11 of Regulation S-X or otherwise in accordance with the rules and regulations of the SEC applicable to pro forma financial information included in a registration statement filed under the Securities Act. The summary unaudited pro forma condensed combined financial data does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Acquisition and, accordingly, does not attempt to predict or suggest future results.

You should read this summary pro forma financial data together with the other information included or incorporated by reference in this offering memorandum, including “Financial Information of the AliGroup,” “Summary—Recent Developments—South32 Asset Acquisition,” “Capitalization,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Combined Financial Information” in this offering memorandum, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes of Alcoa in our Form 10-K and 2Q26 10-Q and the combined financial statements of the AliGroup and accompanying notes incorporated by reference in this offering memorandum, “Risk Factors” in this offering memorandum and “Risk Factors” in our Form 10-K and 2Q26 10-Q.

	Pro Forma
(dollars in millions)	For the year ended December 31, 2025	As of and for the six months ended June 30, 2026	As of and for the LTM period ended June 30, 2026
Sales	$16,625	$9,091	$17,395
Total costs and expenses	$15,406	$7,868	$15,843
Net income attributable to Alcoa	$1,178	$1,022	$1,482
Total assets		$22,097	$22,097
Total debt		$5,420	$5,420
Adjusted EBITDA	$2,547	$1,984	$3,066
Adjusted EBITDA excluding special items	$2,811	$2,005	$3,154

Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA excluding special items are non-GAAP financial measures. See “Non-GAAP Financial Measures” in the introductory pages of this offering memorandum. Our definition of Pro Forma Adjusted EBITDA is net margin plus an add-back for Provision for depreciation, depletion, and amortization, in each case, on a pro forma basis. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general, administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization, in each case, on a pro forma basis. The Issuers and Alcoa believe that the presentation of Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA excluding special items help investors by providing additional information with respect to the operating performance of Alcoa and the ability of Alcoa to meet its financial obligations by adjusting the most directly comparable GAAP financial measure or pro forma financial measure for the impact of, among others, “special items” as defined by the Company, non-cash items in nature, and/or nonoperating expense or income items. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP. You should consider the non-GAAP financial measures together with the other information included and incorporated by reference in this offering memorandum, including “Financial Information of the AliGroup,” “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Information” in this offering memorandum and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes of Alcoa in our Form 10-K and 2Q26 10-Q and the combined financial statements of the AliGroup and accompanying notes incorporated by reference in this offering memorandum.

The following table presents a reconciliation of Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA excluding special items, to Net (loss) income attributable to Alcoa on a pro forma basis :

	Pro Forma
(in millions)	Year ended December 31, 2025	Six months ended June 30, 2026	LTM period ended June 30, 2026
Net income attributable to Alcoa(1) (2)	$1,178	$1,022	$1,482
Add:
Net loss attributable to noncontrolling interest	(38)	(6)	(31)
Provision for income taxes	79	207	101
Other (income) expenses, net	(1,045)	81	(844)
Interest expense	395	184	351
Restructuring and other charges, net	918	14	913
Impairment of goodwill	144	—	144
Provision for depreciation, depletion, and amortization	916	482	950
Adjusted EBITDA	2,547	1,984	3,066
Special items(3)	264	21	88
Adjusted EBITDA excluding special items(3)	$2,811	$2,005	$3,154

(1)
Net income attributable to Alcoa was $1,157 for the year ended December 31, 2025, and $832 for the six months ended June 30, 2026. For more information regarding the pro forma Net income attributable to Alcoa and the related pro forma adjustments reflecting (i) acquisition adjustments of $(201) for the year ended December 31, 2025 and $48 for the six months ended June 30, 2026, and (ii) financing adjustments of $(174) for the year ended December 31, 2025 and $(83) for the six months ended June 30, 2026, see “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
Pro forma Net income attributable to Alcoa for the LTM period ended June 30, 2026, includes the historical results of Alcoa (see below) and AliGroup of $1,277 and $307, respectively, and reflects acquisition adjustments of $72 and financing adjustments of $(174), as if the Acquisition had occurred on January 1, 2025. As a result, the acquisition adjustments for the LTM period ended June 30, 2026 exclude closing costs of the Acquisition and costs related to the fair value adjustment to acquired inventory. Net income attributable to Alcoa for the LTM period ended June 30, 2026 was derived by adding Net income attributable to Alcoa for the six months ended June 30, 2026 of $832 to Net income attributable to Alcoa for the year ended December 31, 2025 of $1,157, and subtracting Net income attributable to Alcoa for the six months ended June 30, 2025 of $712.
(3)
Special items impacting Pro Forma Adjusted EBITDA are defined as non-cash items in nature, and/or nonoperating expense or income items, including one-time costs related to the Acquisition (as determined by management). There can be no assurances that additional special items will not occur in future periods. Special items include the following, in each case on a pro forma basis:
•
for the year ended December 31, 2025, costs related to the fair value adjustment to acquired inventory associated with the Acquisition ($93), external costs related to portfolio actions ($70), costs related to the closure of the Kwinana, Australia refinery ($39), costs related to the restart process at the San Ciprián smelter ($15), and charges for other special items ($4). Additionally, the mark-to-market contracts associated with the Portland, Australia smelter ($30) and San Ciprián refinery and smelter ($13) generated gains in Other (income) expenses, net which economically offset a portion of the cost of power and foreign currency impacts, respectively, recorded in Cost of goods sold. These non-GAAP reclasses present the net cost of power and foreign currency impacts within Cost of goods sold;
•
for the six months ended June 30, 2026, external costs related to portfolio actions ($15), primarily related to the Acquisition, net cost of foreign currency impacts associated with the San Ciprián refinery and smelter ($11), costs related to the restart process at the San Ciprián smelter ($4), and charges for other special items ($4), partially offset by net benefit of power impacts associated with the Portland smelter ($13); and
•
for the twelve months ended June 30, 2026, costs related to the closure of the Kwinana, Australia refinery ($39), net cost of foreign currency impacts associated with the San Ciprián refinery and smelter ($24), external costs related to portfolio actions ($20), costs related to the restart process at the San Ciprián smelter ($14), and charges for other special items ($6), partially offset by net benefit of power impacts associated with the Portland smelter ($15).

Exhibit 99.2

FOR IMMEDIATE RELEASE

Alcoa Corporation Announces Proposed Debt Offering to Finance Cash Consideration for Acquisition of South32’s Bauxite, Alumina and Aluminum Assets

September 9, 2026—PITTSBURGH— Alcoa Corporation (NYSE:AA, ASX:AAI) (“Alcoa”) announced today a proposed offering of $2,600,000,000 aggregate principal amount of senior notes (the “notes”), consisting of senior notes due 2034 to be issued by Alumina Pty Ltd (ABN 85 004 820 419) (“Alumina”) and senior notes due 2036 to be issued by Alcoa Nederland Holding B.V. (together with Alumina, the “Issuers”). Each of the Issuers is a wholly-owned subsidiary of Alcoa. The notes will be guaranteed on a senior unsecured basis by Alcoa and certain of its subsidiaries. The timing of pricing and terms of the notes are subject to market conditions and other factors.

The Issuers intend to use the net proceeds of the issuance of the notes, together with cash on hand, to fund the approximately $3.1 billion cash portion of the consideration for the previously announced proposed acquisition (the “Acquisition”) by Alcoa of South32 Limited’s (ASX: S32, LSE: S32.L, JSE: S32) (“South32”) interests in certain bauxite, alumina and aluminum smelter operations and to pay related fees and expenses.

Together with cash on hand, the proceeds of the issuance of the notes are intended to provide permanent financing for the Acquisition. Alcoa expects to terminate any remaining outstanding commitments in respect of the senior unsecured 364-day bridge term loan credit facility entered into in connection with the Acquisition upon the completion of the offering. Completion of the Acquisition is subject to the satisfaction or waiver (if applicable) of certain conditions, including approval of South32’s shareholders, receipt of required regulatory approvals and other customary closing conditions.

The notes and related guarantees will be sold in a private placement to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-United States persons in offshore transactions in accordance with Regulation S under the Securities Act. The notes and related guarantees have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.

This press release does not constitute an offer to buy or sell or a solicitation of an offer to buy or sell the notes and related guarantees or any other security or a solicitation of any vote of approval and there will be no offer, solicitation, purchase or sale in any state or jurisdiction in which, or to any persons to whom, such an offer, solicitation, purchase or sale would be unlawful. Any offers of the notes and related guarantees will be made only by means of a private offering memorandum.

About Alcoa Corporation

Alcoa is a global industry leader in alumina and aluminum products with a Vision to build a legacy of excellence for future generations. Since developing the process that made aluminum an affordable and vital part of modern life, our talented Alcoans have developed breakthrough innovations and best practices that have led to greater safety, efficiency, sustainability and stronger communities wherever we operate.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the Acquisition; the ability of the parties to complete the Acquisition on the expected timeline or at all considering the closing conditions; the expected benefits of the Acquisition, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the Acquisition; statements about the notes, the related guarantees or the offering thereof; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the Acquisition; (b) the prohibition or delay of the completion of the Acquisition by a governmental entity; (c) the risk that the Acquisition may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses, including financing commitment fees, resulting from the Acquisition; (e) uncertainty of the expected financial performance following completion of the Acquisition; (f) the risk that the parties to the Umbrella Implementation Deed, dated as of June 30, 2026 (the “Deed”), may agree to modify or waive the terms or conditions of the Deed without the consent of the holders of the proposed notes; (g) uncertainty of any contingent payment required to be made in connection with the Acquisition following completion; (h) failure to realize the anticipated benefits of the Acquisition; (i) the occurrence of any event that could give rise to termination of the Acquisition; (j) potential litigation in connection with the Acquisition or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (k) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (l) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which

13

are linked to the London Metal Exchange (“LME”) or other commodities; (m) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (n) competitive and complex conditions in global markets; (o) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (p) rising energy costs and interruptions or uncertainty in energy supplies; (q) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (r) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (s) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (t) changes in tax laws or exposure to additional tax liabilities; (u) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (v) disruptions in the global economy caused by ongoing regional conflicts and wars; (w) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (x) global competition within and beyond the aluminum industry; (y) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (z) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (aa) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (bb) dilution of the ownership position of the Alcoa’s stockholders (including as a result of the Acquisition), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (cc) our ability to obtain or maintain adequate insurance coverage; (dd) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (ee) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ff) significant declines in the market value of our marketable securities; (gg) our ability to fund capital expenditures; (hh) deterioration in our credit profile or increases in interest rates; (ii) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (jj) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (kk) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (ll) labor market conditions, union disputes and other employee relations issues; (mm) the closing of the proposed notes offering; and (nn) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission (“SEC”). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the Acquisition, are also more fully discussed in the Registration Statement on Form S-4 referred to below. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed Acquisition. In connection with the proposed Acquisition, Alcoa filed a Registration Statement on Form S-4 on September 1, 2026 (the “Registration Statement”), with the SEC. The Registration Statement was declared effective and the related final prospectus was filed on September 8, 2026. This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed Acquisition. Before making any investment decision, investors are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed Acquisition.

14

Investors are able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa.

The internet address in this press release are included only as inactive textual references and are not intended to be active links to the information therein. Information contained on such websites or platforms, or that can be accessed therein, do not constitute a part of this press release.

Investor Contact:

Jason Duty

(724) 316-4366

Jason.M.Duty@alcoa.com

Media Contact:

Sarah Ayer

(412) 965-7622

Sarah.Ayer@alcoa.com

15

Exhibit 99.3

The following Unaudited Pro Forma Condensed Combined Financial Information and related information has been excerpted from the preliminary offering memorandum, dated September 9, 2026, prepared by Alcoa Corporation and the issuers named therein (the “offering memorandum”). See Item 8.01 of the Current Report on Form 8-K with which this Exhibit 99.3 has been filed. Certain of the information set forth below has not previously been publicly disclosed and is being provided to prospective investors in connection with the offering of the notes pursuant to the offering memorandum.

Certain Additional Definitions

Unless otherwise indicated or the context otherwise requires:

•
References herein to “Alcoa,” “we,” “us,” “our,” “our Company,” “the Company,” “our company” and “the company” refer to Alcoa Corporation, a Delaware corporation, and its subsidiaries.
•
References herein to the “Deed” refer to the Umbrella Implementation Deed, dated as of June 30, 2026, as it may be amended or modified from time to time. Pursuant to the Deed, and subject to the terms and conditions set forth therein, certain subsidiaries of Alcoa will purchase from South32 all of South32’s interests in South32 Aluminium (RAA) Pty Ltd, South32 Aluminium (Worsley) Pty Ltd, South32 Minerals SA, South32 Aluminium SA (Pty) Ltd and Hillside Aluminium (Pty) Limited and each of their respective subsidiaries (collectively, the “AliGroup” or the “Acquired Businesses”), through which South32 holds the bauxite mine, alumina refinery and certain aluminium smelter operations to be acquired by Alcoa (such purchase, the “Acquisition”).
•
References herein to the “Issuers” refer collectively to Alumina Pty Ltd (ABN 85 004 820 419) and Alcoa Nederland Holding B.V.
•
References herein to the “Alcoa S-4” refer to the Registration Statement on Form S-4 filed by Alcoa under the Securities Act, as amended from time to time.
•
References herein to the “Cash Consideration” refer to the $3.1 billion in cash consideration payable in connection with the Acquisition, subject to certain adjustments, together with the ticking fee and certain seller expenses.
•
References herein to our “Form 10-K” refer to Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and references to our “2Q26 10-Q” refer to Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

Financial Information of the AliGroup

Alcoa prepares its consolidated financial statements in accordance with U.S. GAAP, while the audited historical combined financial statements of the AliGroup included in this offering memorandum or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), rather than U.S. GAAP. Financial statements prepared in accordance with IFRS are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP. There are differences between IFRS and U.S. GAAP that may be material, including with respect to leases and asset retirement obligations. Except as reflected in the unaudited pro forma condensed combined financial information included elsewhere in this offering memorandum, no quantitative reconciliation or narrative discussion of the differences between IFRS and U.S. GAAP is included or incorporated by reference in this offering memorandum.

Alcoa prepares its consolidated financial statements on the basis of a fiscal year ending December 31, while the AliGroup have historically prepared their combined financial statements on the basis of a fiscal year ending June 30. Accordingly, certain financial information of the AliGroup presented or incorporated by reference herein has been derived from financial information for different periods in order to conform to Alcoa’s fiscal periods. See “Unaudited Pro Forma Condensed Combined Financial Information.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Certain terms used in the unaudited pro forma condensed combined financial information are defined under the subheading “—Certain Definitions.”

On June 30, 2026, Alcoa and South32 entered into the Transaction Agreement, pursuant to which, and subject to the satisfaction or waiver of applicable closing conditions, Alcoa will acquire South32’s interests in AliGroup. The purchase consideration consists of $3.1 billion in cash (subject to certain adjustments), 17,008,960 shares of Alcoa common stock (which may, wholly or in part, be delivered in the form of Alcoa CDIs).

Under the Transaction Agreement, Alcoa has also agreed, under a contingent value right to pay South32 up to an aggregate $750 million in cash contingent on average alumina and aluminum prices exceeding their respective agreed strike prices for each of four successive, annual periods, commencing on July 1, 2026. Subject to the applicable terms and conditions set forth in the Transaction Agreement, all, some or none of the Contingent Consideration Payments may be paid at the end of each Annual Contingent Consideration Period.

The Transaction utilizes a locked box mechanism under which the purchase price was based on AliGroup’s financial position as of the Locked Box Date, and Alcoa is entitled to the economic benefits and risks of ownership from the Locked Box Date through the Completion Date. Customary protections apply to prevent leakage of value from AliGroup between the Locked Box Date and the closing date, subject to customary exceptions for permitted Leakage. In addition, Alcoa will pay a ticking fee, calculated at an annual rate of 5%, on the Cash Consideration (after reduction for Notified Leakage) for the period from the South32 Transaction Meeting to Completion, and certain seller transfer taxes.

In connection with the Transaction, on June 30, 2026, the Company obtained commitments for bridge financing of up to $3.1 billion. The financing consists of commitments for a senior unsecured 364-day bridge term loan credit facility that would be available upon completion of the Transaction, subject to customary conditions, including the completion of the Transaction in accordance with the terms of the Transaction Agreement. The facility also contains customary representations, warranties, covenants, and indemnification provisions.

The unaudited pro forma condensed combined financial information included in the Alcoa S-4 assumed an issuance of $3.1 billion aggregate principal amount of senior notes in connection with the Transaction. In connection with the offering of the notes hereby, Alcoa updated the unaudited pro forma condensed combined financial information to reflect a proposed $2.6 billion aggregate principal amount of senior notes to be issued, and the use of cash on hand, to fund the Cash Consideration payable and to pay related fees and expenses. Upon the completion of the issuance of the notes and the note guarantees offered hereby, all of the commitments in respect of the bridge term loan credit facility will be terminated. For purposes of the unaudited pro forma condensed combined financial information, Alcoa is assumed to fund the Cash Consideration payable at completion of the acquisition and related fees and expenses through the issuance of $1.3 billion aggregate principal amount of senior notes (at an assumed rate of 7.00%) and $1.3 billion aggregate principal amount of senior notes (at an assumed rate of 6.75%), in each case by Alcoa or a subsidiary of Alcoa, together with cash on hand. The unaudited pro forma condensed combined financial information has also been updated to reflect the closing price of Alcoa’s common stock as of September 2, 2026. The unaudited pro forma condensed combined financial information as so updated was filed pursuant to Item 8.01 of, and as the related Exhibit 99.3 to, the Current Report on Form 8-K of Alcoa dated the date hereof.

AliGroup includes South32’s 86% interest in the Boddington bauxite mine and the Worsley Alumina refinery in Australia; 100% interest in the Hillside Aluminum smelter and idled Bayside smelter property in South Africa; 33% interest in the shares of MRN, which owns and operates a bauxite mine; 36% interest in the Alumar refinery; and 40% interest in the Alumar smelter.

The unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 and the six months ended June 30, 2026, and the unaudited pro forma condensed combined balance sheet as of June 30, 2026. The unaudited pro forma condensed combined financial information includes the historical results of Alcoa and AliGroup and reflects (i) acquisition accounting adjustments, including adjustments to align AliGroup’s historical significant accounting policies prepared under IFRS with Alcoa’s significant accounting policies under U.S. GAAP, adjustments to reflect pre-combination settlements between AliGroup and South32 and adjustments to reflect the preliminary application of acquisition accounting under ASC 805, Business Combinations, and (ii) financing adjustments related to the transaction. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and the six months ended June 30, 2026 combine the historical consolidated statement of operations of Alcoa for the corresponding periods with the respective historical unaudited combined income statements of AliGroup as derived from the audited and unaudited combined financial statements of AliGroup (see Note 1), as if the Transaction had occurred on January 1, 2025. The unaudited pro forma condensed combined balance sheet as of June 30, 2026 combines the historical unaudited consolidated balance sheet of Alcoa and the historical audited combined balance sheet of AliGroup as of June 30, 2026, as if the Transaction had occurred on June 30, 2026.

The unaudited pro forma condensed combined financial information has been developed from and should be read in conjunction with Alcoa’s and AliGroup’s historical financial statements referenced below:

•
Alcoa’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, and Alcoa’s unaudited consolidated financial statements and related notes thereto contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on July 30, 2026, each of which are incorporated by reference herein as in the section entitled “Where You Can Find More Information; Incorporation of Certain Information by Reference”; and
•
the section of the final prospectus, filed on September 8, 2026, relating to the Registration Statement on Form S-4, filed on September 1, 2026, and declared effective on September 8, 2026, containing the audited combined financial statements and related notes thereto of the AliGroup for the years ended and as at 30 June 2026 and 2025, which consists of pages F-1 through F-32 of such final prospectus.

The completion of the Transaction remains subject to the satisfaction of various closing conditions, including, among others, approval by South32 shareholders of the Disposal at the South32 Transaction Meeting and receipt by Alcoa and/or South32 of all required competition, foreign direct investment and other regulatory approvals. Alcoa notes that the Transaction has not been consummated, and may never be consummated, including for reasons outside of Alcoa’s control.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been adjusted to include Transaction accounting adjustments, consisting of acquisition adjustments and financing adjustments. The acquisition adjustments reflect the application of acquisition accounting under ASC 805, Business Combinations, adjustments to align AliGroup’s historical accounting policies with those of Alcoa, and adjustments to conform AliGroup’s historical financial information from IFRS to U.S. GAAP. The financing adjustments reflect the new debt financing entered into in connection with the Transaction.

The unaudited pro forma condensed combined financial information is presented using the acquisition method of accounting under U.S. GAAP, as further described in Note 1, with Alcoa as the acquirer of AliGroup. Under the acquisition method of accounting, purchase consideration is allocated to the underlying tangible and intangible assets acquired and liabilities assumed of AliGroup based on their respective fair market values, with any excess purchase consideration allocated to goodwill.

The unaudited pro forma adjustments are based upon currently available information and certain assumptions that Alcoa’s management believes are reasonable. Assumptions underlying the unaudited pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information. The actual results of the combined company following the Transaction will depend upon a number of factors and additional information that will be available on or after the completion of the Transaction. Accordingly, the actual results may differ materially from these pro forma adjustments. Additionally, Alcoa conducted an initial review of the accounting policies of AliGroup, which comply with IFRS, to determine material differences in accounting policies or presentation between Alcoa and AliGroup that may require recasting or reclassification to conform to Alcoa’s accounting policies and presentations. The assessment of differences between IFRS and U.S. GAAP is based on Alcoa management’s best estimates, which remain subject to change as additional information becomes available.

The unaudited pro forma condensed combined financial information is presented for informational purposes only in accordance with the rules and regulations of the SEC and is not intended to present or be indicative of what the results of operations or financial position would have been had the events actually occurred on the dates indicated, nor is it meant to be indicative of future results of operations or financial position of any future period or as of any future date. Additionally, the unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Transaction, which are described in the section entitled “Summary—Recent Developments—South32 Asset Acquisition”, and, accordingly, does not attempt to predict or suggest future results.

ALCOA CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

(U.S. dollars in millions, except per-share data)

	Historical Alcoa U.S. GAAP	Reclassified Historical AliGroup IFRS	Transaction Accounting Adjustments			Pro forma Combined
			Acquisition		Financing
		(Note 2)	(Note 4)		(Note 5)
Sales	$7,159	$1,951	$(19)	a)	$—	$9,091
Cost of goods sold (exclusive of expenses below)	5,479	1,379	(5)	a) b) c) d)	—	6,853
Selling, general administrative, and other expenses	184	49	—		—	233
Research and development expenses	21	—	—		—	21
Provision for depreciation, depletion, and amortization	335	165	(18)	c) d) g) h)	—	482
Restructuring and other charges, net	14	—	—		—	14
Interest expense	71	70	(48)	c) d) i)	91	184
Other expenses (income), net	74	9	(2)	a) b)	—	81
Total costs and expenses	6,178	1,672	(73)		91	7,868
Income (loss) before income taxes	981	279	54		(91)	1,223
Provision for (benefit from) income taxes	155	54	6	j)	(8)	207
Net income (loss)	826	225	48		(83)	1,016
Less: Net loss attributable to noncontrolling interest	(6)	—	—		—	(6)
Net income (loss) attributable to Alcoa Corporation	$832	$225	$48		$(83)	$1,022
Earnings per share attributable to Alcoa Corporation common shareholders (Note 6):
Basic	$3.15					$3.64
Diluted	$3.13					$3.61
Average number of common shares used in computing basic earnings per share	263,769,772		17,008,960			280,778,732
Average number of common shares used in computing diluted earnings per share	265,781,941		17,008,960			282,790,901

ALCOA CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(U.S. dollars in millions, except per-share data)

	Historical Alcoa U.S. GAAP	Reclassified Historical AliGroup IFRS	Transaction Accounting Adjustments			Pro forma Combined
			Acquisition		Financing
		(Note 2)	(Note 4)		(Note 5)
Sales	$12,831	$3,837	$(43)	a)	$—	$16,625
Cost of goods sold (exclusive of expenses below)	10,658	2,885	75	a) b) c) d) e)	—	13,618
Selling, general administrative, and other expenses	299	81	56	f)	—	436
Research and development expenses	24	—	—		—	24
Provision for depreciation, depletion, and amortization	623	303	(10)	c) d) g) h)	—	916
Impairment of goodwill	144	—	—		—	144
Restructuring and other charges, net	918	—	—		—	918
Interest expense	158	143	(88)	c) d) i)	182	395
Other (income) expenses, net	(1,057)	(77)	89	a) b) f)	—	(1,045)
Total costs and expenses	11,767	3,335	122		182	15,406
Income (loss) before income taxes	1,064	502	(165)		(182)	1,219
(Benefit from) provision for income taxes	(55)	106	36	j)	(8)	79
Net income (loss)	1,119	396	(201)		(174)	1,140
Less: Net loss attributable to noncontrolling interest	(38)	—	—		—	(38)
Net income (loss) attributable to Alcoa Corporation	$1,157	$396	$(201)		$(174)	1,178
Earnings per share attributable to Alcoa Corporation common shareholders (Note 6):
Basic	$4.40					$4.20
Diluted	$4.37					$4.18
Average number of common shares used in computing basic earnings per share	259,377,676		17,008,960			276,386,636
Average number of common shares used in computing diluted earnings per share	261,202,037		17,008,960			278,210,997

ALCOA CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2026

(U.S. dollars in millions)

	Historical Alcoa U.S. GAAP	Reclassified Historical AliGroup IFRS	Transaction Accounting Adjustments			Pro forma Combined
			Acquisition		Financing
		(Note 2)	(Note 4)		(Note 5)
Assets
Current assets:
Cash and cash equivalents	$1,352	$122	$(3,367)	f) i) k)	$2,561	$668
Receivables from customers	1,538	447	(2)	a)	—	1,983
Other receivables	176	100	(4)	a)	—	272
Inventories	2,340	715	93	e)	—	3,148
Fair value of derivative instruments	83	—	—		—	83
Prepaid expenses and other current assets	396	34	(22)	i)	—	408
Total current assets	5,885	1,418	(3,302)		2,561	6,562
Properties, plants, and equipment, net	6,899	3,479	803	c) d) g)	—	11,181
Investments	527	—	10	b)	—	537
Noncurrent marketable securities	1,360	—	—		—	1,360
Deferred income taxes	677	161	(161)	j)	—	677
Fair value of derivative instruments	25	—	—		—	25
Other noncurrent assets	1,480	143	132	a) h) l)	—	1,755
Total Assets	$16,853	$5,201	$(2,518)		$2,561	$22,097
Liabilities
Current liabilities:
Accounts payable, trade	$1,860	$396	$(6)	a)	$—	$2,250
Accrued compensation and retirement costs	370	115	—		—	485
Taxes, including income taxes	275	20	—		—	295
Fair value of derivative instruments	494	—	—		—	494
Other current liabilities	834	120	26	c) d) k)	—	980
Long-term debt due within one year	1	38	(8)	c)	—	31
Total current liabilities	3,834	689	12		—	4,535
Long-term debt, less amount due within one year	2,224	668	(94)	c) i)	2,561	5,359
Accrued pension benefits	242	—	—		—	242
Accrued other postretirement benefits	408	—	—		—	408
Asset retirement obligations	1,025	1,119	(722)	d)	—	1,422
Environmental remediation	209	—	—		—	209
Fair value of derivative instruments	880	—	—		—	880
Noncurrent income taxes	64	165	12	j)	—	241
Other noncurrent liabilities and deferred credits	530	35	87	a) c) k)	—	652
Total liabilities	9,416	2,676	(705)		2,561	13,948
Mezzanine equity
Noncontrolling interest	67	—	—		—	67
Equity
Common stock	3	—	—	m)	—	3
Other equity	7,367	2,525	(1,813)	m)	—	8,079
Total equity	7,370	2,525	(1,813)		—	8,082
Total liabilities, mezzanine equity, and equity	$16,853	$5,201	$(2,518)		$2,561	$22,097

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1—BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Alcoa prepares its consolidated financial statements on the basis of a fiscal year ending December 31, 2025. South32, including the companies comprising AliGroup, prepares its financial statements on the basis of a fiscal year ended June 30, 2026. Financial information for AliGroup for the six months ending June 30, 2026 and the year ended December 31, 2025, has been derived for purposes of the preparation of the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information was prepared using:

•
the historical unaudited statement of consolidated operations of Alcoa for the six months ended June 30, 2026;
•
the historical audited statement of consolidated operations of Alcoa for the year ended December 31, 2025;
•
the historical unaudited combined income statement of AliGroup for the six months ended June 30, 2026, derived by subtracting the financial data from the historical unaudited combined income statement for the six months ended December 31, 2025 from the financial data from the historical audited combined income statement for the year ended June 30, 2026;
•
the historical unaudited combined income statement of AliGroup for the year ended December 31, 2025, derived by subtracting the financial data from the historical unaudited combined income statement for the six months ended December 31, 2024, from the financial data from the historical audited combined income statement for the fiscal year ended June 30, 2025, and adding the financial data from the historical unaudited combined income statement for the six months ended December 31, 2025; and
•
the historical unaudited consolidated balance sheet of Alcoa and the historical audited combined balance sheet of AliGroup, each as of June 30, 2026.

The historical audited and unaudited consolidated financial statements of Alcoa are prepared in accordance with U.S. GAAP and are reported in U.S. dollars. The historical audited and unaudited combined financial statements of AliGroup are prepared in accordance with IFRS and are reported in U.S. dollars. The unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed combined balance sheet give effect to the Transaction as if it had occurred on January 1, 2025 and June 30, 2026, respectively.

The Transaction will be accounted for using the acquisition method of accounting, as prescribed in ASC 805, Business Combinations, which requires an allocation of the purchase consideration to the assets acquired and liabilities assumed, based on their fair values as of the date of the Transaction. As of the date of this offering memorandum, Alcoa has not completed the detailed valuation study necessary to determine the final estimates of the fair value of AliGroup’s assets acquired and liabilities assumed and the related allocations of purchase consideration.

Material adjustments and reclassifications have been made to reflect AliGroup’s historical audited and unaudited combined financial statements on a U.S. GAAP basis, to align AliGroup’s historical significant accounting policies under IFRS to Alcoa’s significant accounting policies under U.S. GAAP, and to conform AliGroup’s combined income statements and combined balance sheet line items to Alcoa’s presentation. As of the date of this offering memorandum, Alcoa has not completed its assessment of adjustments to conform AliGroup’s financial information from IFRS to U.S. GAAP and to align AliGroup’s significant accounting policies with those of Alcoa. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented herein. Alcoa has estimated the fair value of AliGroup’s assets and liabilities based on discussions with AliGroup’s management, preliminary valuation studies, due diligence and information presented in AliGroup’s audited combined financial statements for the years ended June 30, 2026 and 2025. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

NOTE 2—RECLASSIFICATIONS OF ALIGROUP HISTORICAL COMBINED FINANCIAL STATEMENTS

AliGroup’s historical balances reflect certain reclassifications of AliGroup’s combined income statements and combined income statement categories to conform to Alcoa’s presentation in its consolidated statement of operations and consolidated balance sheet. Further review may identify additional reclassifications that could have a material impact on the unaudited pro forma condensed combined financial information of the combined group.

The following reclassifications were made to AliGroup’s historical combined balance sheet to conform to Alcoa’s historical presentation:

INCOME STATEMENT INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2026

U.S. dollars in millions

AliGroup Financial Statement Line	AliGroup Historical Amount	Reclassifications		AliGroup Reclassified Amount	Alcoa Financial Statement Line
Revenue	$1,951			$1,951	Sales
Expenses excluding finance costs	$1,591	$(1,591)	1) 3)
		$1,379	1)	$1,379	Cost of goods sold (exclusive of expenses below)
		$49	1)	$49	Selling, general administrative, and other expenses
		$165	1)	$165	Provision for depreciation, depletion, and amortization
Finance costs	$87	$(17)	4)	$70	Interest expense
Finance income	$(4)	$4	5)
Other income	$(6)	$15	2) 3) 4) 5)	$9	Other expenses (income), net
Share of profit of equity accounted investments	$4	$(4)	2)
Income tax expense	$54			$54	Provision for (benefit from) income taxes

INCOME STATEMENT INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2025

U.S. dollars in millions

AliGroup Financial Statement Line	AliGroup Historical Amount	Reclassifications		AliGroup Reclassified Amount	Alcoa Financial Statement Line
Revenue	$3,837			$3,837	Sales
Expenses excluding finance costs	$3,275	$(3,275)	1) 3)
		$2,885	1)	$2,885	Cost of goods sold (exclusive of expenses below)
		$81	1)	$81	Selling, general administrative, and other expenses
		$303	1)	$303	Provision for depreciation, depletion, and amortization
Finance costs	$180	$(37)	4)	$143	Interest expense
Finance income	$(14)	$14	5)
Other income	$(111)	$34	2) 3) 4) 5)	$(77)	Other (income) expenses, net
Share of profit of equity accounted investments	$5	$(5)	2)
Income tax expense	$106			$106	(Benefit from) provision for income taxes

1)
Raw materials and consumables used are reclassified to Cost of goods sold; employee expenses, service charges from related parties, external services (including transportation), and other miscellaneous expenses are allocated between Cost of goods sold and Selling, general administrative, and other expenses; and depreciation and amortization is reclassified to Provision for depreciation, depletion and amortization
2)
Share of (profit)/loss on equity accounted investments to Other expenses (income), net
3)
Mark-to-market results on contingent consideration payable associated with AliGroup’s purchase of an 18.2% interest in MRN from Alcoa in 2022, from Expenses excluding finance costs to Other expenses (income), net (see Note 4a)
4)
Foreign currency revaluation impacts from Finance costs to Other expenses (income), net
5)
Finance income to Other expenses (income), net

The following reclassifications were made to AliGroup’s historical balance sheet to conform to Alcoa’s historical presentation:

BALANCE SHEET INFORMATION AS OF JUNE 30, 2026

U.S. dollars in millions

AliGroup Financial Statement Line	AliGroup Historical Amount	Reclassifications		AliGroup Reclassified Amount	Alcoa Financial Statement Line
ASSETS					ASSETS
Current assets					Current assets
Trade and other receivables	$547	$(100)	1)	$447	Receivables from customers
		$100	1)	$100	Other receivables
Current tax assets	$22	$(22)	2)
Other assets	$12	$22	2)	$34	Prepaid expenses and other current assets
Noncurrent assets					Noncurrent assets
Trade and other receivables	$83	$(83)	3)
Inventories	$28	$(28)	3)
Property, plant and equipment	$3,479			$3,479	Properties, plants, and equipment, net
Intangible assets	$24	$(24)	3)
Deferred tax assets	$161			$161	Deferred income taxes
Other assets	$8	$135	3)	$143	Other noncurrent assets
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Trade and other payables	$480	$(84)	4) 5)	$396	Accounts payable, trade
		$115	5)	$115	Accrued compensation and retirement costs
Interest bearing liabilities	$68	$(68)	6) 7)
Current tax payable	$20			$20	Taxes, including income taxes
Provisions	$121	$(121)	5) 8)
		$120	4) 7) 8)	$120	Other current liabilities
		$38	6)	$38	Long-term debt due within one year
Noncurrent liabilities					Noncurrent liabilities
Interest bearing liabilities	$668			$668	Long-term debt, less amount due within one year
		$1,119	9)	$1,119	Asset retirement obligations
Other financial liabilities	$22	$(22)	10)
Deferred tax liabilities	$165			$165	Noncurrent income taxes
Provisions	$1,132	$(1,132)	9) 10)
		$35	10)	$35	Other noncurrent liabilities and deferred credits
Equity					Equity
Parent company net investment	$2,525			$2,525	Other equity

1)
Value added tax (VAT) credits and other receivables from Trade and other receivables to Other receivables
2)
Current tax assets to Prepaid expenses and other current assets
3)
Trade and other receivables, Inventories and Intangible assets to Other noncurrent assets
4)
Non-trade payables ($55 million) from Trade and other payables to Other current liabilities
5)
Accruals for employee compensation and benefits ($29 million) from Trade and other payables and Provisions ($86 million) to Accrued compensation and retirement costs
6)
Current lease liabilities ($38 million) from Interest bearing liabilities to Long-term debt due within one year
7)
A secured bank loan ($30 million) from Interest bearing liabilities to Other current liabilities
8)
Asset retirement obligations (AROs) and other accruals ($35 million) from Provisions to Other current liabilities
9)
AROs from Provisions to Asset retirement obligations
10)
Other financial liabilities, and other accruals ($13 million) from Provisions to Other noncurrent liabilities and deferred credits

NOTE 3—PURCHASE CONSIDERATION

Purchase consideration includes 17,008,960 shares of Alcoa common stock with a market value of $868 million (based on the closing price of $51.05 per share) as of September 2, 2026. A 10.0% increase or decrease in the Alcoa stock price would result in an approximate $87 million increase or decrease, respectively, in the purchase consideration.

Purchase consideration includes aggregate cash payments of approximately $3,193 million, including cash consideration of $3,100 million (subject to certain adjustments). In addition, Alcoa will pay a ticking fee, calculated at an annual rate of 5%, on the cash purchase price for the period from the South32 shareholder approval date through the Transaction closing date. Based on an assumed closing date and conditions as of June 30, 2026, the ticking fee is estimated at $90 million. Alcoa will also pay approximately $3 million of seller transaction costs related to transaction taxes.

Purchase consideration also includes a CVR of up to an aggregate $750 million. The pro forma condensed combined balance sheet reflects the estimated fair value of the CVR of $95 million as of June 30, 2026, consisting of $23 million in Other current liabilities and $72 million in Other noncurrent liabilities. The CVR is payable by Alcoa if the average price for alumina as quoted by the S&P Platts Alumina Index (specifically the Alumina FOB Australia index) or London Metal Exchange (LME) price exceeds the applicable strike price during any of four successive, annual periods, beginning July 1, 2026. The payment calculation is based on the excess of the applicable average price over the strike price and specified alumina and aluminum production volumes associated with the acquired assets. All, some or none of the CVR may be paid at the end of each of the four annual periods and will expire at the end of the fourth annual period. The fair value of the CVR was determined using key assumptions including forward LME and API prices and projected aluminum and alumina production.

(U.S. dollars in millions, except per-share data)
Number of Alcoa common shares issued	17,008,960
Closing price per share of Alcoa common stock on September 2, 2026	$51.05
Estimated fair value of the Alcoa common shares issued	$868
Cash	3,193
Contingent consideration	95
Total Preliminary purchase consideration	$4,156

Purchase Price Allocation

The table below summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed of AliGroup for the purposes of the unaudited pro forma condensed combined financial information as if the Transaction had occurred on June 30, 2026 (U.S. dollars in millions):

Preliminary purchase price allocation
Cash and cash equivalents	$104
Receivables from customers	445
Other receivables	96
Inventories	808
Prepaid expenses and other current assets	12
Properties, plants, and equipment, net	4,282
Investments	10
Other noncurrent assets	159
Total assets	$5,916
Accounts payable, trade	$390
Accrued compensation and retirement costs	115
Taxes, including income taxes	20
Other current liabilities	123
Long-term debt due within one year	30
Long-term debt, less amount due within one year	574
Asset retirement obligations	397
Noncurrent income taxes	177
Other noncurrent liabilities and deferred credits	50
Total liabilities	$1,876
Goodwill	$116

NOTE 4 —ACQUISITION ADJUSTMENTS

AliGroup reports its combined historical financial statements in accordance with IFRS, which differs in certain material respects from U.S. GAAP. The acquisition adjustments include the alignment of AliGroup’s significant accounting policies under IFRS with Alcoa’s significant accounting policies under U.S. GAAP, adjustments to reflect pre-combination settlements between AliGroup and South32, and adjustments to reflect the preliminary application of acquisition accounting under ASC 805. Specifically, material adjustments related to leases and AROs necessary to reflect AliGroup’s historical audited and unaudited combined financial statements on a U.S. GAAP basis are included within the related acquisition accounting adjustments rather than presented separately as IFRS to GAAP adjustments, as the underlying balances are remeasured in connection with the application of acquisition accounting.

Further review may identify additional adjustments that could materially affect the unaudited pro forma condensed combined financial information.

a)
Transactions between Alcoa and AliGroup

The following adjustments remove the effects of transactions between Alcoa and AliGroup that will be eliminated subsequent to the closing date:

•
Sales recognized by Alcoa of $9 million and $35 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, and the corresponding Cost of goods sold recognized by AliGroup. The adjustment also eliminates related intercompany balances of $2 million included in Receivables from customers and Accounts payable, trade as of June 30, 2026 under a bauxite supply agreement between the parties.
•
Sales recognized by Alcoa of $10 million and $8 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, and the corresponding Cost of goods sold recognized by AliGroup. The adjustment also eliminates related intercompany balances of $4 million included in Other receivables and Accounts payable, trade as of June 30, 2026 under a mine sublease arrangement between the parties.
•
AliGroup’s contingent consideration payable to Alcoa of $22 million, included in Other noncurrent liabilities as of June 30, 2026, relates to AliGroup’s April 2022 purchase of an 18.2% interest in MRN from Alcoa. The related remeasurement impacts were included in Other expenses (income), net and include a gain of $2 million for the six months ended June 30, 2026 and a loss of $6 million for the year ended December 31, 2025.
b)
Equity method investment

The increase in Cost of goods sold and corresponding adjustment to Other expenses (income), net of $4 million and $5 million for the six months ended June 30, 2026 and year ended December 31, 2025, respectively, reflects a reclassification of AliGroup’s equity loss to conform to Alcoa’s presentation of equity earnings from certain investments integral to its supply chain. The adjustment to Investments of $10 million represents the estimated fair value of AliGroup’s 33% equity interest in MRN as of June 30, 2026.

c)
Leases

The adjustments reflect the recognition of leases in accordance with ASC 805 and the conformity of AliGroup’s historical lease accounting under IFRS to U.S. GAAP. Under IFRS, lessees apply a single model to all leases, while U.S. GAAP requires leases to be classified as either operating or finance leases. The following adjustments include a reclassification of operating lease liabilities under U.S. GAAP to conform with Alcoa’s presentation of operating leases. Under IFRS, the amortization of the right-of-use (ROU) asset is generally amortized on a straight-line basis and both the amortization and the accretion on the lease liability are presented based on their nature. Under GAAP, after initial recognition, for an operating lease, a lessee generally amortizes the ROU asset as a balancing amount that together with accretion on the lease liability generally produces straight-line total lease expense which is recognized as a single operating expense. The following table presents the adjustments to lease obligations and the related right-of-use (ROU) assets, and the increases or decreases to the corresponding historical financial statement line items (U.S. dollars in millions):

	As of June 30, 2026	Six months ended June 30, 2026	Year ended December 31, 2025
Properties, plants, and equipment, net	$142
Other current liabilities	$9
Long-term debt due within one year	$(8)
Long-term debt, less amount due within one year	$(9)
Other noncurrent liabilities and deferred credits	$37
Cost of goods sold		$6	$12
Provision for depreciation, depletion, and amortization		$—	$4
Interest expense		$(5)	$(5)

For leases with payments indexed to changes in consumer price indexes, the adjustment was calculated using the indexed lease payments in effect as of June 30, 2026. Such contractual index-based escalations resulted in higher minimum lease payments in effect as of June 30, 2026 as compared with AliGroup’s historical lease payments.

d)
Asset retirement obligations

The decreases in Other current liabilities and AROs of $6 million and $722 million, respectively, reflects the fair value estimate of Asset retirement obligations as of June 30, 2026, on a discounted basis as required under U.S. GAAP. The adjustment also reflects differences between U.S. GAAP and IFRS related to the recognition of conditional AROs. The increase to Cost of goods sold by $4 million and $8 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, reflects accretion for the revised ARO estimate. The related decrease in Interest expense of $39 million and $68 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, eliminates AliGroup’s historical recognition of such accretion in interest expense.

The increase to Properties, plants and equipment of $89 million reflects the fair value of related asset retirement costs (ARO assets). As a result, the Provision for depreciation, depletion, and amortization decreased by $4 million and increased by $8 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively.

e)
Inventories

The increase in Inventories of $93 million reflects the adjustment to recognize the fair value estimate as of June 30, 2026. As a result of the increase, there was an increase to Cost of goods sold of $93 million for the year ended December 31, 2025.

f)
Transaction costs

For the year ended December 31, 2025 the increases in Other expenses (income), net of $100 million relates to estimated non-recurring transaction taxes in Australia and the increase in Selling, general administrative and other expenses of $56 million relates to non-recurring transaction costs, including the bridge facility commitment fee through its termination. These costs are expected to be incurred subsequent to June 30, 2026. The adjustments reflect a corresponding decrease to Cash.

g)
Properties, plants, and equipment, net

The increase in Properties, plants, and equipment, net by $572 million reflects the fair value estimate as of June 30, 2026, and a related decrease to the Provision for depreciation, depletion, and amortization of $16 million and $26 million for the six months ended June 30, 2026 and year ended December 31, 2025, respectively. A 10.0% increase or decrease in the fair value estimate of Properties, plants, and equipment, net would result in an approximate $23 million increase or decrease, respectively, in the depreciation.

h)
Intangible assets

The adjustment to increase Other noncurrent assets by $16 million reflects the fair value estimate of intangible assets (primarily customer relationship intangibles) as of June 30, 2026, and the related increase to the Provision for depreciation, depletion, and amortization of $2 million and $4 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively.

i)
Transactions between AliGroup and South32

The adjustment to decrease Cash by $18 million reflects the estimated settlement at Completion of cash management assets retained by South32 under the locked box mechanism. The adjustment is based on the cash management position as of June 30, 2026 and may change materially based on the applicable balances at Completion.

The decrease in Prepaid expenses and other current assets of $22 million reflects the elimination of a South32 consolidated tax group asset.

The decrease in Long-term debt, less amounts due within one year of $85 million reflects the elimination of a payable to South32. The corresponding interest expense was also eliminated, resulting in decreases in Interest expense of $4 million and $15 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively.

j)
Income taxes

Noncurrent income taxes reflects a decrease of $95 million to eliminate the deferred tax liability recognized by AliGroup related to a Brazilian corporate income tax deferral associated with the reinvestment of capital. Under Alcoa’s accounting policy, deferred taxes are not recognized for this temporary difference because Alcoa does not expect the related earnings or reinvested amounts to reverse in a manner that would result in the payment of the deferred tax and, therefore, the recognition criteria for a deferred tax liability are not met.

Additionally, deferred income taxes have been recognized based on the pro forma adjustments to identifiable assets acquired and liabilities assumed of AliGroup, which resulted in a decrease to Deferred income taxes of $161 million and an increase to Noncurrent income taxes of $107 million.

The estimated income tax expense impact of the pro forma adjustments (except for the impact of certain transaction costs for which no tax benefit is expected due to a valuation allowance) has been recognized based upon the applicable tax rates on a jurisdictional basis.

k)
Purchase consideration

The adjustments reflect the estimated consideration to acquire AliGroup as further described in Note 3.

l)
Goodwill

Goodwill is calculated as the difference between the purchase consideration and the fair values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed of AliGroup. The fair value of assets acquired and liabilities assumed is preliminary and will be finalized following completion of the Transaction. Goodwill of $116 million is based on the preliminary purchase price allocation, and may increase or decrease based on the final purchase price allocation. Goodwill recorded in connection with the acquisition is not deductible for income tax purposes.

m)
Other Equity

The adjustments reflect the elimination of AliGroup’s historical Parent company net investment of $2,525 million and the issuance of 17,008,960 shares of Alcoa Common stock with a fair value of $868 million as part of the Purchase Consideration, and transaction expenses of $156 million.

NOTE 5—FINANCING ADJUSTMENTS

The adjustment reflects the issuance of the notes offered hereby at an assumed $1,300 million aggregate principal amount of senior notes due 2034 by Alumina Pty (at an assumed interest rate of 6.75%) and an assumed $1,300 million aggregate principal amount of senior notes due 2036 by ANHBV (at an assumed interest rate of 7.00%), to be used, together with cash on hand, to fund the Cash Consideration payable at Completion and to pay related fees and expenses. The adjustment to Long-term debt, less amount due within one year of $2,561 million reflects the proceeds from the issuance of the notes net of issuance costs and other costs to complete the financing. The adjustment to Interest expense reflects the amortization of debt issuance costs over the respective terms of the notes and related interest expense. The actual principal amount, maturity and interest rate for each of the respective notes described above may vary from the assumptions utilized for purposes of the pro forma financial information. For example, a 12.5 basis point change in the assumed interest rate would increase or decrease annual interest expense by approximately $3 million.

The adjustment to the Provision for income taxes reflects the estimated tax effect of the financing and other adjustments for the applicable jurisdictions.

NOTE 6—EARNINGS PER SHARE

The unaudited pro forma combined basic and diluted earnings per share calculations reflect the issuance of 17,008,960 shares of Alcoa common stock to South32 as part of the consideration for the Transaction, calculated as if the shares were outstanding from the beginning of the period presented.

CERTAIN DEFINITIONS

“Alcoa” means Alcoa Corporation.

“Alcoa CDIs” means CHESS Depositary Interests, each representing beneficial ownership (but not legal title) in one share of Alcoa common stock.

“AliGroup” means each of South32 Aluminium (RAA) Pty Ltd and South32 Aluminium (Worsley) Pty Ltd (together, the Australian Assets Sale Entities), South32 Minerals SA (the Brazilian Assets Sale Entity) and each of South32 Aluminium SA (Pty) Ltd and Hillside Aluminium (Pty) Limited (together, the South African Assets Sale Entities and, collectively with the Australian Assets Sale Entities and the Brazilian Assets Sale Entity, the Sale Entities), together with each of their respective subsidiaries.

“Alumina Pty” means Alumina Pty Ltd (ABN 85 004 820 419), a proprietary company limited by shares incorporated in Australia and registered in Victoria, Australia.

“ANHBV” means Alcoa Nederland Holding B.V., a private company with limited liability incorporated under the laws of The Netherlands.

“Annual Contingent Consideration Period” means each of the four successive, annual periods commencing on July 1, 2026 during which Contingent Consideration Payments may become payable.

“Completion” means completion of the Transaction in accordance with the Transaction Agreement.

“Completion Date” means the date on which Completion occurs.

“Company” means Alcoa Corporation.

“Contingent Consideration Payments” means the payments of up to an aggregate $750 million in cash payable by Alcoa to South32 contingent on average alumina and aluminum prices exceeding their respective agreed strike prices for each Annual Contingent Consideration Period, subject to the terms and conditions set forth in the Transaction Agreement.

“CVR” means the contingent value right pursuant to which Alcoa has agreed to pay South32 the Contingent Consideration Payments.

“Disposal” means the disposal of the businesses and activities carried out by the Sale Entities by South32 to Alcoa.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Leakage” means, as defined in the Transaction Agreement, certain value transfers from AliGroup to South32 or its affiliates (other than AliGroup) during the period from (but excluding) the Locked Box Date to (and including) the Completion Date, including dividends, distributions, payments in respect of share or loan capital, dispositions of assets not at fair market value, assumptions or guarantees of liabilities, waivers of amounts owed, transaction costs, certain interest payments and related tax liabilities, in each case excluding permitted leakage as specified in the Transaction Agreement.

“Locked Box Date” means March 31, 2026.

“MRN” means Mineração Rio do Norte S.A.

“Notified Leakage” means Leakage known by South32 to have occurred (or that is expected to occur) between the Locked Box Date and Completion, by which amount the cash consideration payable at Completion is reduced.

“Parent” means, with respect to AliGroup, South32.

“Purchase Consideration” means the aggregate consideration payable by Alcoa to acquire AliGroup, consisting of Cash Consideration, shares of Alcoa common stock (which may, wholly or in part, be delivered in the form of Alcoa CDIs) and the CVR.

“SEC” means the United States Securities and Exchange Commission.

“South32” means South32 Limited, an Australian public company limited by shares.

“South32 Transaction Meeting” means a general meeting of South32 shareholders to approve the Disposal.

“Transaction” means the transactions contemplated by the Transaction Agreement, including the sale of all of the issued share capital of the Australian Assets Sale Entities, 100% of the issued share capital of the Brazilian Assets Sale Entity and all of the issued share capital of the South African Assets Sale Entities by South32 to Alcoa.

“Transaction Agreement” means the Umbrella Implementation Deed, dated as of June 30, 2026, by and among Alcoa, KZN Investments Australia Pty Ltd, Alcoa do Brasil Indústria e Comércio Ltda. and APL Investments (Pty) Ltd (collectively, the Buying Entities), South32 and each of South32 Australia Investment 3 Pty Ltd, South32 Aluminium (Holdings) Pty Ltd, South32 (BMSA) Pty Ltd (collectively, the Australian Assets Sellers and the Brazilian Assets Sellers) and South32 SA Holdings (Pty) Ltd (the South African Assets Seller and, together with the Australian Assets Sellers and the Brazilian Assets Sellers, the Selling Entities).

“U.S. GAAP” means U.S. generally accepted accounting principles.